(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-25853
CUSIP Number: 757209507

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Redback Networks Inc.

Full name of registrant

Former name if applicable

300 Holger Way

Address of principal executive office (Street and number)

San Jose, California 95134

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Redback Networks Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”) within the prescribed period (on or before August 9, 2006) without unreasonable effort or expense. On June 30, 2006, the Company announced that it received an informal request from the Securities and Exchange Commission and a subpoena from the United States Attorney for the Northern District of California with respect to the Company’s stock option grant practices. A special committee of the Company’s Board of Directors conducted an independent investigation into these matters. The committee was assisted in its review by independent counsel. The investigation is substantially complete and the Company is finalizing its findings regarding measurement dates for certain grants in the post-bankruptcy period. The investigation to date indicated some errors in measurement dates in the pre-bankruptcy period which generally related to administrative or processing delays with respect to certain grants, which the Company and special committee have concluded are immaterial to the Company’s financial statements and results of operations in the pre-bankruptcy period and have no impact on the Company’s financial statements for periods following emergence from bankruptcy. The Company is in the process of reviewing and analyzing the findings regarding the measurement date for certain grants during the post-bankruptcy period which appear to have certain similar administrative or processing delays and is evaluating the measurement dates used for accounting purposes for these certain grants. The Company has not yet concluded that the accounting measurement dates used for such grants are incorrect nor has it concluded that differences, if any are determined, would be material. If the measurement dates used for these grants are incorrect, and if the impact of these differences should be determined to be material, the Company would be required to evaluate the impact on its consolidated financial statements and its evaluation of internal controls over financial reporting. The Company currently expects that this review will be completed and the Company will file the Form 10-Q on or before August 14, 2006 provided that differences, if any are determined, are deemed immaterial individually to prior financial statements and in aggregate to the current year.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward-looking statements include statements relating to the status of the independent investigation and the Company’s review of the independent investigation’s findings and the anticipated timing of completing such review and filing the Form 10-Q. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially include: the results of the review by the Company of the findings of the independent investigation of the special committee of the Company’s Board of Directors of matters relating to the Company’s stock option grants, including, but not limited to, the accuracy of the stated dates of option grants, the dates on which signatures to written consents corresponding with stock option grants were received and whether all proper corporate procedures were followed in connection with certain option grants. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas L. Cronan III (Name)	(408) (Area Code)	750-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s investigation is substantially complete and the Company is finalizing its findings regarding measurement dates for certain grants in the post-bankruptcy period. The investigation to date indicated some errors in measurement dates in the pre-bankruptcy period which generally related to administrative or processing delays with respect to certain grants, which the Company and special committee have concluded are immaterial to the Company’s financial statements and results of operations in the pre-bankruptcy period and have no impact on the Company’s financial statements for periods following emergence from bankruptcy. The Company is in the process of reviewing and analyzing the findings regarding the measurement date for certain other grants in the post-bankruptcy period which appear to have certain similar administrative or processing delays, and the Company is evaluating the measurement dates used for accounting purposes for these grants. The Company has not yet concluded that the accounting measurement dates used for such grants are incorrect nor has it concluded that differences, if any are determined, would be material. If the measurement dates used for these grants are incorrect, and if the impact of these differences should be determined to be material, the Company would be required to evaluate the impact on its consolidated financial statements and its evaluation of internal controls over financial reporting. The Company currently expects that this review will be completed and the Company will file the Form 10-Q on or before August 14, 2006 provided that differences, if any are determined, are deemed immaterial individually to prior financial statements and in aggregate to the current year.

Redback Networks Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2006	By:	/s/ THOMAS L. CRONAN
	Name:	Thomas L. Cronan III
	Title:	Senior Vice President of Finance and Administration, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).